UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 27, 2020

Date of Report (Date of earliest event reported)

ADVANCED MICRO DEVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-07882	94-1692300
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2485 Augustine Drive

Santa Clara, California 95054

(Address of principal executive offices) (Zip Code)

(408) 749-4000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	AMD	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On October 27, 2020, Advanced Micro Devices, Inc., a Delaware corporation (the “Company” or “AMD”), issued a press release announcing its entry into an Agreement and Plan of Merger, dated as of October 26, 2020 (the “Merger Agreement”), by and among the Company, Thrones Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Xilinx, Inc., a Delaware corporation (“Xilinx”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Xilinx (the “Merger”), with Xilinx surviving such Merger as a wholly owned subsidiary of the Company.

On October 27, 2020, copies of the documents furnished as Exhibits 99.1, 99.2, 99.3 and 99.4 were disseminated by the Company in connection with the announcement of the Merger.

The information in this report furnished pursuant to Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4 attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references such information.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, AMD intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AMD and Xilinx, Inc. (“Xilinx”) and that also will constitute a prospectus with respect to shares of AMD’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). Each of AMD and Xilinx may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that AMD or Xilinx may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of AMD and Xilinx. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about AMD, Xilinx and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AMD will be available free of charge on AMD’s website at ir.AMD.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will be available free of charge on Xilinx’s website at investor.Xilinx.com or by contacting Xilinx’s Investor Relations department by email at ir@xilinx.com.

Participants in the Solicitation

AMD, Xilinx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of AMD, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AMD’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. Information about the directors and executive officers of Xilinx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Xilinx’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

The statements in this communication include forward-looking statements concerning AMD, Xilinx, the proposed transaction and other matters. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing; negative effects of the announcement of the transaction; risks that the businesses will not be integrated successfully or that the combined companies will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions, potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on AMD’s or the combined company’s relationships with suppliers, customers, employers and regulators; and demand for the combined company’s products. A more fulsome discussion of the risks related to the proposed transaction will be included in the joint proxy statement/prospectus. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in AMD’s Annual Report on Form 10-K for the year ended December 28, 2019, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. AMD does not assume, and hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter to Employees of the Company, dated October 27, 2020

99.2	Letter to Employees of Xilinx, dated October 27, 2020

99.3	Earnings Conference Call Script, dated October 27, 2020

99.4	Investor Presentation, dated October 27, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 27, 2020	ADVANCED MICRO DEVICES, INC.

	By:	/s/ Harry A. Wolin
	Name:	Harry A. Wolin
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

AMDers,

Today is a very exciting and historic day for AMD. First, we just released our very strong third quarter financial results. We set a record for quarterly revenue, with net income and EPS more than doubling year-over-year. We also announced our acquisition of Xilinx — the industry’s #1 provider of FPGAs and Adaptive SOCs. Together, we will take the next step in our journey to create the industry’s high performance computing leader.

Let me start with our financial results. Our business accelerated significantly in the third quarter, with revenue growing 56% year-over-year to $2.8 billion.

Computing and Graphics quarterly segment revenue increased 31% year-over-year to $1.67 billion.

•

Our client business had another fantastic quarter. We set a record for quarterly notebook revenue and shipments as OEM sell through doubled year-over-year. We have the best mobile product portfolio in our history, and we are securing more OEM design wins and increasing our go-to-market activities to drive further growth.

•	In graphics, revenue increased sequentially. We are focused on transitioning to our next-generation Radeon RX 6000 series launching this quarter.

Enterprise, Embedded and Semi-Custom segment revenue increased 116% year-over-year to $1.13 billion.

•

Our server business had another record quarter. AWS, Google and Microsoft Azure expanded their AMD deployments and we added multiple Fortune 1000 customer wins in key verticals like financial services and automotive in the quarter.

•	Semi-custom revenue increased based on the steep production ramp the team drove to support the November launches of the next-gen Sony and Microsoft consoles.

We should be very proud of what we accomplished in the third quarter and the significant momentum we are building across our business. In addition, we are in a great position with the upcoming launches of our “Zen 3,” RDNA 2 and CDNA products. The engineering teams have done a fantastic job delivering significant performance increases for each of these and customer excitement is strong.

Over the last few years, we have focused on building a strong technical and operational foundation. It’s amazing what we have accomplished as a team, and you should each be very proud of that success. It is only because of your hard work, determination and consistent execution over the past few years, that we can now begin the next leg of our journey with our strategic acquisition of Xilinx.

Xilinx is the ideal match for us.

•	Xilinx is the FPGA and Adaptive SOC leader with more than 50% market share.

•	Xilinx is a technology leader, with differentiated packaging, SOC and core IP. They also share our focus on leading-edge process technology and open source software enablement.

•	Xilinx has deep strategic partnerships with industry leaders in large and important markets including 5G telecom, data center, automotive, industrial, aerospace and defense.

•	From a financial standpoint, Xilinx has a very strong business model with best-in-class gross margins and significant free cash flow.

Together, we will offer the industry’s strongest portfolio of high performance processors, spanning CPUs, GPUs, FPGAs and Adaptive SOCs. The addition of Xilinx complements and strengthens our already strong data center portfolio, and their leading position in embedded markets will drive new opportunities for our CPUs and GPUs. From a financial perspective, when the transaction closes, we expect to see an immediate benefit to gross margin, profitability and free cash flow.

Most importantly, in the time I have spent with Victor and his leadership team, it is very clear that we share similar cultures focused on innovation, execution and deep collaboration with customers. The Xilinx team is one of the best in the industry and I am thrilled to welcome them to the AMD family. I am extremely happy that after the deal closes Xilinx CEO Victor Peng will be joining AMD as President, responsible for the Xilinx business and strategic growth initiatives.

We expect the transaction to close by the end of 2021, pending required shareholder and regulatory approvals. Until we close, the companies remain two separate, independent companies and it will be business as usual.

I am extremely proud of how we are performing as a company and successfully accelerating our business. In the near-term, we must stay focused on executing our plans and capturing the significant growth opportunities we have for our Ryzen, Radeon and EPYC products. The acquisition of Xilinx is an exciting step forward as we think about our longer-term growth. I look forward to discussing today’s news and our third quarter results in more detail during our WorldCast this week.

Best,

—Lisa.

LISA SU

President & Chief Executive Officer | AMD

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Advanced Micro Devices, Inc. (AMD) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AMD and Xilinx, Inc. (Xilinx) and that also will constitute a prospectus with respect to shares of AMD’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). Each of AMD and Xilinx may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that AMD or Xilinx may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of AMD and Xilinx. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about AMD, Xilinx and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AMD will be available free of charge on AMD’s website at ir.AMD.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will be available free of charge on Xilinx’s website at investor.Xilinx.com or by contacting Xilinx’s Investor Relations department by email at ir@xilinx.com.

Participants in the Solicitation

AMD, Xilinx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of AMD, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AMD’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. Information about the directors and executive officers of Xilinx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Xilinx’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

The statements in this communication include forward-looking statements concerning AMD, Xilinx, the proposed transaction and other matters. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing; negative effects of the announcement of the transaction; risks that the businesses will not be integrated successfully or that the combined companies will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions, potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on AMD’s or the combined company’s relationships with suppliers, customers, employers and regulators; and demand for the combined company’s products. A more fulsome discussion of the risks related to the proposed transaction will be included in the joint proxy statement/prospectus. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in AMD’s Annual Report on Form 10-K for the year ended December 28, 2019, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. AMD does not assume, and hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.

Exhibit 99.2

TO:	All Xilinx
FROM:	Lisa Su, AMD President & CEO
SUBJECT:	Some thoughts about today…and tomorrow

Xilinx team,

Today is an exciting and historic day for both AMD and Xilinx. Victor has outlined the many reasons we believe combining the two companies is so compelling, but I wanted to take this opportunity to introduce myself and AMD before we talk later this week.

When I started my career as a young engineer, I fell in love with semiconductors because they are at the heart and soul of all innovation in this world. The products we build and the experiences we enable change people’s lives. I became CEO of AMD a little more than six years ago, and over the last few years we have focused on building the strong technical and operational foundation required to make AMD a leader in high performance computing and the partner of choice for many of the industry’s biggest and best companies.

We now have the strongest product portfolio in our history and are delivering best-in-class revenue growth. We announced our third quarter financial results this morning highlighted by record revenue as our business is accelerating significantly. And while I am very proud of what the AMD team has accomplished, I also know that we can do even more to shape the industry going forward. Having the Xilinx team join AMD is the strategic next step in our journey.

Like Xilinx, AMD believes high performance and adaptive computing play a critical role helping to build a better world. By bringing our talented people, technology capability, product portfolio, and market knowledge together, we can create the leader in high performance computing and the best growth franchise in tech.

It is normal at times like this to ask: “What will change?” Until we close, it is business as usual and the companies remain separate and independent. Once we close, we will have plenty of opportunities to consider how we accelerate our roadmaps, leverage technologies across the joint portfolio, and broaden our customer solutions. Right now, I think it is more important to understand what stays the same. Victor has outlined a very compelling strategy for Xilinx, and you have built a very successful business based on your strong products and execution. All of that stays the same. AMD and Xilinx share similar cultures that value technology innovation, product execution, and customer collaboration. It’s that spirit that will be the foundation of our combined company.

I look forward to meeting you later this week to discuss our new journey. I am so excited about what we will accomplish together.

Best,

—Lisa.

LISA SU

President & Chief Executive Officer | AMD

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Advanced Micro Devices, Inc. (AMD) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AMD and Xilinx, Inc. (Xilinx) and that also will constitute a prospectus with respect to shares of AMD’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). Each of AMD and Xilinx may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that AMD or Xilinx may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of AMD and Xilinx. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about AMD, Xilinx and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AMD will be available free of charge on AMD’s website at ir.AMD.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will be available free of charge on Xilinx’s website at investor.Xilinx.com or by contacting Xilinx’s Investor Relations department by email at ir@xilinx.com.

Participants in the Solicitation

AMD, Xilinx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of AMD, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AMD’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. Information about the directors and executive officers of Xilinx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Xilinx’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

The statements in this communication include forward-looking statements concerning AMD, Xilinx, the proposed transaction and other matters. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing; negative effects of the announcement of the transaction; risks that the businesses will not be integrated successfully or that the combined companies will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions, potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on AMD’s or the combined company’s relationships with suppliers, customers, employers and regulators; and demand for the combined company’s products. A more fulsome discussion of the risks related to the proposed transaction will be included in the joint proxy statement/prospectus. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in AMD’s Annual Report on Form 10-K for the year ended December 28, 2019, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. AMD does not assume, and hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.

Exhibit 99.3

AMD

Third Fiscal Quarter 2020 Earnings Conference Call

October 27, 2020

Operator

Greetings, and welcome to the AMD Third Quarter 2020 and Xilinx acquisition conference call. At this time, all participants are in a listen-only mode. [Operator Instructions] A question-and-answer session will follow the formal presentation. As a reminder, this conference is being recorded. It’s now my pleasure to turn the call over to Ruth Cotter, Senior Vice President, Worldwide Marketing, Human Resources and Investor Relations. Ruth, please go ahead.

Ruth Cotter Advanced Micro Devices, Inc.

Thank you, and good morning, everyone, joining our call today. Participants on our conference call are Dr. Lisa Su, our President and Chief Executive Officer; Devinder Kumar, our Senior Vice President, Chief Financial Officer and Treasurer; and Victor Peng, President and Chief Executive Officer of Xilinx. This is a live call and will be replayed via webcast on our website, amd.com. We have a content-rich call for you this evening, so I refer you to our website, ir.amd.com for a copy of our third quarter 2020 financial results, including detailed slideware, our acquisition of Xilinx’s announcement and other helpful materials, including a presentation outlining the pertinent details of the acquisition.

Before we begin, please note that today’s discussion contains forward-looking statements based on current beliefs, assumptions and expectations, speak only as of the current date and as such, involve risks and uncertainties that could cause actual results to differ materially from our current expectations.

Please refer to the cautionary statement in each press release for more information on risks related to any forward-looking statements that we may make. We will refer primarily to non-GAAP financial metrics during this call. The non-GAAP financial measures referenced are reconciled to their most directly comparable GAAP financial measures in today’s press release and slides posted on our website.

Now, with that, I’d like to hand the call over to Lisa. Lisa?

Lisa T. Su Advanced Micro Devices, Inc.

Thank you, Ruth, and good morning to all those listening in. Today marks a significant milestone in our journey to establish AMD as the industry’s high performance computing leader. Before going into details on our strategic acquisition of Xilinx, I’d like to start with our very strong financial results. Our business accelerated in the third quarter, resulting in record quarterly revenue with net income and EPS more than doubling year-over-year. Revenue grew 56% year-over-year to $2.8 billion, driven by strong demand for our Ryzen, EPYC and semi custom processors.

Turning to our computing and graphics segment, third quarter revenue of $1.67 billion grew 31% year-over-year as higher Ryzen processor sales more than offset lower graphic sales. Our client processor business is performing extremely well. Desktop and notebook processor ASPs increased, and total unit shipments grew by a strong double digit percentage, both on a year-over-year and sequential basis. As a result, we set a record for quarterly client processor revenue and believe we gain client CPU share for the twelfth straight quarter.

In mobile, we set records for both quarterly notebook processor unit shipments and revenue as OEM sell through doubled year-over-year. We have the strongest notebook processor portfolio in our history. More than 105 AMD-based notebooks have launched in 2020, as we expand our presence in segments like gaming, commercial and education, where we have traditionally been underrepresented.

In commercial, the number of AMD based business notebooks for major OEMs has doubled year-over-year, and we are building significant momentum based on the superior performance and battery life of our Ryzen Pro processors. Our progress in the third quarter was highlighted by winning multiple large-scale deployments with fortune 1000 automotive, banking and pharmaceutical companies.

Earlier this month, we announced our upcoming Ryzen desktop processors would be the first to feature our newest Zen 3 core. I’m incredibly proud of what our CPU team has achieved with Zen 3. We have significantly enhanced nearly every aspect of the core to deliver a 19% increase in instructions per clock compared to Zen 2. As a result, our Ryzen 5000 desktop processors deliver absolute performance leadership across gaming, productivity and creative workloads, and are position to drive the biggest shift in the PC landscape since we launched the original Ryzen processor in 2017.

In graphics, revenue decline year-over-year and increased sequentially as we prepare to launch our next generation Radeon GPUs this quarter. Mobile GPU sales grew by a double-digit percentage year-over-year led by solid demand for our Radeon Pro 5000M series, powering Apple’s MacBook Pro. We are very excited about our RDNA 2 graphics architecture launching later this week that delivers significant generational increases in both performance and performance-per-watt. Our next generation Radeon RX 6000 graphics cards powered by RDNA 2 are by far the most powerful gaming GPUs we have ever built and will return AMD to the high end of the graphics market.

Data Center GPU revenue increased sequentially, and year-over-year based on new cloud based digital computing wins. Our Radeon instinct accelerators continue gaining momentum in the HPC market. Recently announced wins include Australia’s most powerful supercomputer as well as the new LUMI supercomputer in Finland that is expected to deliver over 550 petaflops of peak performance.

Turning to our Enterprise, Embedded and Semi-Custom segment. Revenue of $1.13 billion increased 116% year-over-year driven by strong growth in both semi-custom and server processor sales.

In semi-custom, we ramped production and shipments of our next generation game console SoCs to support the November launches of the PlayStation 5 and Xbox Series X and Series S consoles. We now expect semi-custom shipments and revenue to increase sequentially in the fourth quarter based on strong demand.

Turning to server. We set a record for quarterly server processor revenue as sales grew by a double-digit percentage sequentially and more than doubled year-over-year driven by growing cloud and enterprise adoption.

In cloud, the largest hyperscale customers expanded their 2nd Gen EPYC processor deployments across both their internal infrastructures and publicly available instances.

In the third quarter, Microsoft Azure expanded their AMD offerings to 18 regions and 9 availability zones and launched new data analytic services powered by 2nd Gen EPYC processors that deliver 30% better performance than competitive offerings. Amazon rolled out multiple new high-performance AMD instances and Google announced general availability of their Cloud Confidential virtual machines powered exclusively by 2nd Gen EPYC processors.

Enterprise data center adoption continued to accelerate as well. We added multiple Fortune 1000 customer wins in the quarter across key verticals including financial services, automotive and EDA based on the performance and TCO advantages of EPYC processors.

We are on track to begin volume shipments of our next generation Milan server processors with Zen 3 to cloud and select HPC customers this quarter. We expect Tier 1 OEM platform availability to follow in the first quarter of 2021.

Customer interest in Milan is very high. We are seeing hyperscale HPC and OEM customers engage deeper and broader for Milan than they did prior to the launch of our 2nd Gen EPYC processors. We believe we are well-positioned for continued share gains based on our expanding cloud engagements, strong supercomputing wins and the more than 100 new or refreshed Milan platforms in development.

In summary, our strong third quarter results and fourth quarter outlook demonstrate the acceleration in our business. We are successfully executing our strategy to drive best-in-class growth based on delivering leading-edge CPUs, GPUs and differentiated solutions for the PC, gaming and data center markets. We feel very confident our next generation Zen 3 CPUs, RDNA 2 GPUs and CDNA accelerators can drive further share gains and growth in 2021 and beyond.

Now let’s turn to the transaction. Looking out over the next decade, high performance computing is increasingly at the center of nearly every major trend shaping the future. Whether in the cloud, at the edge or across the growing number of intelligent end devices, we are seeing increasing demand for high performance computing, which enables a host of new experiences and services.

While our CPUs and GPUs will remain critical engines for those devices. in a world where algorithms are always advancing and new standards are continually emerging, we see demand growing for adaptive computing capabilities that can accelerate evolving workloads. That is why today, I’m excited to outline the next leg in our journey with the strategic acquisition of Xilinx. Together we will create the industry’s high performance computing leader and the partner of choice for the largest and most important technology companies.

Xilinx is the ideal match for AMD. As the industry’s number one provider of FPGAs and adaptive SoCs, they are the market leader. Xilinx is successfully executing multi-generation hardware and software roadmaps to extend that leadership. Xilinx is a technology leader, beyond their core innovation in FPGAs and associated software design environments, they have industry leading capabilities in SoC design, SerDes, and high-speed I/O, mixed signal RF, advanced 2.5 and 3D silicon integration and packaging, as well as targeted software stacks for key verticals.

Xilinx has also built deep strategic partnerships across a diverse set of growing markets. In 5G communications, data center, automotive, industrial, aerospace, and defense Xilinx has established themselves as a strategic technology partner to a broad set of industry leaders. Lastly, Xilinx has a very strong business model characterized by long product life cycles with the best-in-class gross margin profile and significant free cash flow generation.

As we bring AMD and Xilinx together, there considerable product, technology, market and financial benefits. AMD will offer the strongest portfolio of high performance and adaptive computing products in the industry, spanning leadership CPUs, GPUs, FPGAs and adaptive SoCs. This will enable us to take a leadership position accelerating a diverse set of emerging workloads from AI to smart networking and software defined infrastructure.

And while our product portfolios are highly complimentary, our approach to technology development is actually very similar. Both companies are laser focused on developing leadership products based on multi-generation architectures, modular, SoC designs, leading-edge manufacturing and advanced packaging technologies. In manufacturing, we will be able to apply learnings from AMD’s early adoption and high-volume production ramp of advanced process nodes across Xilinx’s products.

In packaging, Xilinx has demonstrated leadership and significant IP in the 2.5D and 3D die stacking technologies that are becoming increasingly important as Moore’s Law slows. Looking beyond hardware, we see opportunities to combine our open source software offerings into a unified stack, optimized to accelerate computing at the platform and the system level. By combining our efforts, we bring together two world-class engineering teams with the technology capability and scale to build even stronger products and solutions.

From a market perspective, we will cover the most important markets and customers in the world. We will have a combined TAM of $110 billion, building on AMD’s $80 billion TAM with an additional $30 billion of very attractive Xilinx TAM. As we look at growth drivers in the three-to-five year timeframe, we see significant revenue synergy opportunities that can build on AMD strong organic growth.

In the data center our EPYC processors have a strong foundation with the largest hyperscale cloud providers. We are also gaining significant momentum with enterprise customers and playing a leading role in supercomputing, where our products are powering the world’s most powerful exascale computers. Xilinx has also invested significantly in the data center with leadership, networking, computing and storage technologies, notably with significant smartNIC wins with global hyperscalers. Together, we will be a stronger strategic force powering the next generation data center.

To drive longer-term adoption of our processors in the telecom, edge, industrial and networking markets, where we have a nation presence today, we can offer solutions that combine our CPU and GPU compute engines with Xilinx’s flexible accelerators, SmartNIC products, software stacks and domain expertise, to unlock additional levels of performance on critical workloads.

In telecom for instance, where Xilinx has solutions capabilities and relationships with industry leaders including Samsung and Ericsson, we will now have an accelerated path to market to better address the largely untapped $5 billion market opportunity for our EPYC processors.

Financially, the acquisition diversifies our revenue streams and is expected to be immediately accretive to margins, EPS and free cash flow generation, all while delivering industry leading growth.

Finally, I would like to talk about culture. For the last several years, AMD has collaborated with Xilinx as a close partner and I’ve had the chance to get to know Victor and his leadership team.

I can unequivocally say that the Xilinx team is one of the best in the industry. And I’m thrilled to welcome them to the AMD family. Both AMD and Xilinx share a common culture, focused on innovation, execution, and collaborating deeply with customers.

From a leadership standpoint, Victor and I have a shared vision, of where we can take high performance and adaptive computing in the future and I am extremely happy that he will be joining AMD as President, responsible for the Xilinx business and strategic growth initiatives after the deal closes.

Now I’d like to turn the call over to Devinder, to provide some additional color on our third quarter performance and some specific financial details of the acquisition. Devinder?

Devinder Kumar Advanced Micro Devices, Inc.

Thank you, Lisa. Let me start first with our third quarter results. Third quarter revenue was $2.8 billion, up 56%, from a year ago, driven by very strong Ryzen, and EPYC. And the ramp of our new Semi-Custom, associates.

Gross margin was 44%, up one percentage point from a year ago, driven by server and client processors. Operating expenses was $706 million compared to $539 million a year ago, driven by increases in R&D and Marketing as we accelerated investments in the business to drive a future market growth and higher variable compensation-related expense.

Operating income more than doubled, year-over-year to $525 million up $285 million or 119% from a year ago driven primarily by significantly higher revenue. Net income was $501 million up $282 million or 129% from a year ago, and diluted earnings per share, was $0.41 per share more than doubled the $0.18 per share, a year ago.

Turning to the balance sheet, cash equivalents and short-term investments total $1.8 billion. We reduced principle debt by $365 million in the quarter, including $200 million of our revolving line of credit and $165 million of convertible senior notes.

Conversion of the senior notes resulted in a $38 million non-cash GAAP charge and the issuance of $20 million shares with no impact to the diluted share count. Total principal debt outstanding was $398 million at the end of the quarter.

Free cash flow was $265 million. In addition, our senior unsecured credit rating was raised to investment grade by Moody’s Investor Service in the third quarter, reflecting our strong financial results and outlook.

Let me turn to the fourth quarter guidance. Today’s outlook is based on current expectations. We expect revenue to be approximately $3 billion plus or minus $100 million, an increase of approximately 41% year-over-year and 7% sequentially.

In addition for Q4 2020, we expect non-GAAP gross margin to be approximately 45%, non-GAAP operating expenses to be approximately $750 million, non-GAAP interest expense, taxes, and other to be approximately $30 million hands, the diluted share count in the fourth quarter is expected to be approximately 1.23 billion shares.

For the full year, 2020, we now expect higher year-over-year revenue growth of approximately 41%, driven by the strength of our PC, gaming, and data center products. We continue to expect gross margin of approximately 45% for the full year up 1 percentage point from the prior year.

Now, I’d like to turn to today’s announcement. We have signed a definitive agreement to acquire Xilinx in a strategic transaction valued at $35 billion. This is a very compelling transaction from a financial perspective.

Xilinx has a strong business model, characterized by long product lifecycles, best-in-class margins, and strong cash flow, all of which are significantly additive to AMD’s financial model. The acquisition is expected to be immediately accretive to gross and operating margins, EPS and free cash flow generation, and the combined company is expected to continue to deliver industry leading growth.

In addition, we believe we can achieve approximately 300 million of overall cost savings on an annualized basis within 18 months of closing the transaction. Based on the trailing 12 months, the two companies combined would have had revenue of $11.6 billion, gross margin of 51%, operating profit of approximately 21%, and generated approximately $1.8 billion of free cash flow.

Turning to the capital structure, the balance sheet of the combined company will be very strong, with low leverage and an investment-grade profile. On a combined basis, as of the most recent quarter of both companies, the total cash balance is $4.9 billion and the debt is $2.4 billion, with a gross leverage of 0.85 times.

Now, let me cover some details of the transaction structure. At close, Xilinx shareholders will receive 1.7234 shares of AMD for each common share of Xilinx. This represents approximately $143 per share of Xilinx, based on AMD’s VWAP for the ten-trading day period, up to an including October 8th. The pro forma ownership would be approximately 74% for AMD shareholders and 26% for Xilinx shareholders.

We currently expect the acquisition to close by the end of calendar year 2021, subject to required approvals and other customary closing conditions. Until then, the two companies remain separate and will operate independently.

Today is an exciting day for AMD on many fronts. We are very pleased with our market and financial momentum. Our strong lineup of products continues to drive strong revenue growth, margin expansion, and improved profitability. Our acquisition of Xilinx is additive to our financial model and is expected to result in meaningful revenue synergy opportunities over the longer-term.

Let me now turn it over to Xilinx CEO, Victor Peng, for some remarks. Victor?

Victor Peng Xilinx, Inc.

Thanks, Devinder. Let me start by echoing Lisa’s enthusiasm about the combination of two premier semiconductor companies and the many opportunities that will create for our customers, for our employees, and for our shareholders. The exponential growth of unstructured data, the rapid expansion of connected devices and the plethora of data-intensive applications with embedded AI are driving the need for more efficient high performance computing solutions.

AMD and Xilinx together will accelerate our ability to define this new era of computing, by providing the most comprehensive product portfolio and computing solutions. Our products will power a wide range of intelligent applications from the largest data center to the edge and to the smallest endpoint.

This expanded product portfolio together with our industry leading engineering capabilities and market expertise will enable our customers to deploy differentiated solutions to market faster.

Our companies share the same vision for transforming people’s lives through high performance computing. As Lisa mentioned, we have very similar cultures of innovation, execution, excellence and collaboration that make this an exciting new chapter for Xilinx employees.

I’m excited about the future of the combined company and accelerating our opportunities to grow the business and lead the new era of computing. And on a personal note, this is my second time joining AMD, and to do that with the Xilinx team just couldn’t be more thrilling for me.

For Xilinx shareholders, this transaction provides a great opportunity for long-term value creation, given the significant diversification benefits they will receive through exposure to a broader and much larger growth business when this transaction closes.

So, I very much look forward to bringing our great companies together. Let me now turn it back to Lisa.

Lisa T. Su Advanced Micro Devices, Inc.

Thanks, Victor. To sum up, we are very pleased with the acceleration of our business in the third quarter. We are on track to deliver significant annual revenue growth this year and have never been more confident in our trajectory.

Our strategic acquisition of Xilinx is compelling for all stakeholders, with significant value creation for AMD and Xilinx shareholders, who will benefit from the future growth and upside potential of the combined company.

We have always been very ambitious in our goals. The acquisition of Xilinx is a natural next step in our journey. Xilinx is an ideal match for AMD, combining a highly complementary set of products, customers and markets with differentiated IP and world-class talent.

With that, let’s go to questions please. Ruth.

Ruth Cotter Advanced Micro Devices, Inc.

Thank you, Lisa, and Kevin, if you could call the audience for questions please and we request that the audience stick to two questions. One, as it pertains to the third quarter and one on today’s news of the acquisition. Thank you.

Question & Answer Section

Operator

Thanks. We’ll now be conducting a question-and-answer session. [Operator Instructions] And to echo Ruth, please limit yourselves to two questions. Our first question today is coming from Matt Ramsay from Cowen. Your line is now live.

Matt Ramsay Cowen & Company

Thank you very much. Good morning, everybody. I know a lot of folks will probably say congratulations, but Lisa, Victor, really mean it from our end. I think a great outcome from all, everybody stakeholders.

I guess for my first question, Lisa, on the deal I noticed in the slides that you guys put together, obviously, a pro forma model that combines the companies as of the end of the third quarter. But you also mentioned, as you did at your Analyst Day back in February, a 20% growth CAGR for the business. I wonder if that might apply to the two companies after you put them together post close and how confident you are in that growth rate, given that in the recent times, maybe Xilinx growth has been a little bit slower than the core AMD business growth. But, obviously, there is revenue synergy potential as well. So any comments there would be helpful? Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. Absolutely, Matt. Thanks for the question. So first of all, we feel – we’re really excited about today. We feel great about our base business. I think you can see that in the strength of our results in the third quarter and our full year updated guidance. That strategy is playing out very well as we expected with very strong products driving market momentum.

All – as we look forward, at our financial Analyst Day, we talked about 20% CAGR as the right target for our company. I think all of that stays on track. We are a high-growth business, and we want to remain a high-growth business. I think Xilinx brings a lot of opportunities that are additive to that model when you look at the markets and the capabilities and just the margins and the free cash flow generation. So 20% CAGR is the right target for the combined business. I think we feel very good about the organic growth, and we feel very good about the growth initiatives that Victor has started.

Matt Ramsay Cowen & Company

Thank you for clearing that up. I appreciate it. My question on the results in the core business. You guys put up server revenue sales that more than doubled year-over-year. Your competitor had some – a rather interesting set of results, some pretty disappointing results, I think, from their enterprise and government segments. And they guided for their combined data-centric business. I know that’s not exactly the same as server, but they guided for that to be down, I think, 25% year-over-year in the fourth quarter. You guys have some momentum. You’re going to launch Milan and I think you mentioned in the release some progress on the enterprise side as well. But maybe, Lisa, you could back up and give us your context of where the server market is overall right now and how it might mean for your revenue into the fourth quarter? Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Sure, Matt. So look, the data center business, particularly on the server side, is very important to us. We performed very well. Here in the third quarter, as you said, doubled it from a year-over-year standpoint, sequential double-digit growth. We see good momentum across the cloud hyperscalers, as well as in the enterprise business. We have more platforms that continue to launch here in the third quarter.

As we look forward from a data center environment, I would say that the overall data center environment is actually good. As we go here into the fourth quarter, we are starting to launch Milan in terms of shipments to cloud as well as some HPC customers this quarter. OEMs are preparing to launch Milan platforms in the first quarter. And I would say it’s very much a customer specific message. Some of our cloud customers are going to continue to ramp Rome in the fourth quarter. Several are also preparing for a transition from Rome to Milan.

But overall, we believe that the demand environment is good. And the thing that excites us is Milan is just very strong. It’s coming in as we expected, Zen 3, we previewed some of that performance on the desktop side, but we see a strong translation into TCO benefits and performance benefits for our server products. So, we look forward to talking about that more as we go through the quarter. But yes, so overall, I think the data center business continues to be very strategic and performs well for us.

Matt Ramsay Cowen & Company

Thank you very much. Congrats again everybody.

Lisa T. Su Advanced Micro Devices, Inc.

Thanks, Matt.

Operator

Thank you. Our next question today is coming from Vivek Arya from Bank of America. Your line is now live.

Vivek Arya BofA Global Research

Thanks for taking my question and congratulations on the strong results. I’ll actually just focus on the core business. Lisa, for my first question, you’re raising second half sales growth by nearly, I think, about $600 million or so, could you help us dissect and quantify how much of that is coming from the main areas of PCs and EPYC servers and semi-custom and GPU? I mean, this is a significant guide ahead, and I’m curious what created this level of surprise?

Lisa T. Su

Advanced Micro Devices, Inc.

Yes. So Vivek, thanks for the question. Our core business is doing very well. I think if you look at some of the components of that, the PC market environment is strong. If you look at all the work from home, school from home trends, I think that has certainly helped this year. On top of that, our Ryzen 4000 series notebooks are doing very, very well. So we’re seeing strong traction in areas that that we hadn’t been that present before like gaming and commercial. So that’s one big element.

We are ramping our game consoles here in the second half of the year. Those are very highly anticipated launches that are coming up shortly, and demand for that has been quite strong. And our server business has also performed well. You’ll see us start with — you asked about graphics; we’ll see gaming graphics here grow sequentially in the fourth quarter as we launch our Radeon 6000 series. So, we just have a combination of a lot of product momentum, product cycles. I will also say that our supply situation has also improved as our demand environment has gotten stronger. We’ve worked closely with our suppliers to ensure that we can satisfy as much of that as possible. And so those are all of the elements for the strong second half.

Vivek Arya BofA Global Research

Got it. Thank you. And for my follow-up, Lisa, you’re now at the 10-ish percent server share mark of the TAM that you have identified. Does the next 10% get easier or more difficult? You mentioned you’re launching Milan soon. Your competitor is launching their Ice Lake. So, from the outside, it looks like a like a lot of hand-to-hand combat every quarter in the server business. How do we think about the journey for your server business from here? Again, does the next 10% become more easier or difficult and why? Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Well, I would say it this way, Vivek. I think, we have made a tremendous amount of progress in the server business. I think the — if you look at the leadership performance and TCO that we have with Rome, we’ve seen broad adoption across cloud as well as enterprise, and we’ve done very, very well in HPC. We think that Milan is even better and our mantra to our customers has been strong road map. You can count on us. We will be there when you need us. I think the traction from Milan is stronger than for Rome. I think, we continue to work hard with our customers to ramp as fast as possible.

But you’ll see broader cloud adoption. I think you’ll see faster cloud adoption. And I think you’ll see broader enterprise platforms, especially with Zen 3. We talked about some of the single-threaded performance improvements that really round out the server portfolio. So, I think we’re very focused on the data center, and we’ll continue to be that as a combined company as well.

Vivek Arya BofA Global Research

Thank you and good luck.

Lisa T. Su Advanced Micro Devices, Inc.

Thanks, Vivek.

Operator

Thank you. Our next question today is coming from Toshiya Hari from Goldman Sachs. Your line is now live.

Toshiya Hari Goldman Sachs

Hey good morning. Thanks for taking the question and congrats to both teams. Lisa, as a follow-up to the first question, I wanted to get your view on some of the markets within Xilinx. You mentioned in response to the first question that you’re comfortable with the 20% growth rate for the combined business.

We’ve heard from Victor and his team over the past couple of years in terms of how they’re thinking about their opportunity set in 5G, data center and the core businesses. But how are you thinking about sort of a three to five-year CAGR for data center, comms, and some of the core markets? Then I’ve got a follow-up.

Lisa T. Su Advanced Micro Devices, Inc.

Yes. Sure, Toshiya. Thanks for the question. So, clearly, when we look at our core business or the AMD core business, I think we feel very good about the growth in our core across PC, gaming, and data center. I think the product portfolio is very strong.

As we add Xilinx to the portfolio, I think we are — we’ve both chosen data center as our strategic focus. I think the investments that Victor and the Xilinx team have made are very strategic investments in the data center for us. We have the CPU and GPU strength. Xilinx brings the accelerator capability and very strategic smart NIC technology.

I think that’s a strong growth vector for the combined company. I think the broader markets in communications, in automotive, in industrial, and aerospace and defense, those are all very attractive markets that can use CPUs and GPUs. And so I think the market presence that Xilinx has and the leadership in those markets also help — sort of have the ability to bring some of the base AMD technology in there.

So, I think, together, there are a lot of opportunities. I want to be clear, though, first and foremost, both businesses are executing very well, and Victor and I intend to keep it that way. So, I think the base growth profiles of both businesses are very strong. And then we do see significant revenue synergy opportunities as we look out into the three to five-year timeframe as we bring these portfolios together.

Toshiya Hari Goldman Sachs

Great. And then as a quick follow-up, just on market share trends in both the client business and the server CPU business, based on what you’re guiding to for Q4 and based on what your competitor is guiding to, where do you feel like — where do you see yourselves landing from a market share perspective in both the client business and the server business exiting this year?

And more importantly, based on the design wins that you’ve already secured, where do you see yourselves kind of in the middle part of 2021 or exiting 2021? Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Well, what I would say is, based on our performance in the third quarter and our view for the second half of the year, we do believe we’ll gain share in both markets. And I think I’ve always said, this is a journey. So, the key for us is to continue to execute very well. I think the customer momentum is definitely there and sort of our goal is to continue to delight our customers and execute well. So, I do think we’re making progress on that journey for share gain, and we’ll continue to do that.

Toshiya Hari Goldman Sachs

Thank you.

Operator

Thank you. Our next question is coming from Stacy Rasgon from Bernstein Research. Your line is now live.

Stacy Rasgon Bernstein Research

Hi guys. Thanks for taking my questions. For my company question or business question, in Q4, you’re up 41% year-over-year with the guidance. Do you think you can keep that kind of magnitude of growth into the first half of next year, especially as the PC market maybe comes under more pressure just given the potential pull forward from the work-from-home dynamics? How should we be thinking about that trajectory?

Lisa T. Su Advanced Micro Devices, Inc.

So Stacy, sorry, we made you wake up early this morning.

Stacy Rasgon Bernstein Research

I’m up always. No worries.

Lisa T. Su Advanced Micro Devices, Inc.

So look, I think there’s no question. It’s a very strong demand environment for us right now. As we look into the first half of the year, it’s a little bit early to be specific about 2021. But what I will say is that we believe there is some market phenomena here, but there’s also very AMD-specific product gains that we’re seeing.

I think our notebook portfolio has never been better. And if I look at the strength of the new platforms that are coming up and what we see into 2021, I think we’re really excited about that. Our desktop products with our recent launch of Ryzen 5000 is very strong. This is the first year of the console cycle, so the console cycle is a little bit different in the first year. I think you will see some very strong demand there. And then we’re right in the middle of launching Milan and EPYC.

So I think we feel good about the growth prospects into 2021. We’ll get into a little bit more of the quarterly dynamics as we finish out this year. But I think there is market, and then there is just what our product portfolio is doing right now.

Stacy Rasgon Bernstein Research

Got it. Thank you. That’s helpful. For my Xilinx question, so the idea of a CPU company buying an FPGA company, obviously, has been tried before. Your competitor tried this as well. It was not terribly successful to this point. How would you say your vision for what you can do with Xilinx is different maybe from what Intel might have viewed with Altera? And maybe what lessons have you potentially learned from the issues that they’ve had with that deal?

Lisa T. Su Advanced Micro Devices, Inc.

Yes. Absolutely, Stacy. I’ll make a few comments, and then I’m sure Victor will have a few comments. Look, we’ve been thinking about this for some time. And I think it’s actually a very different situation. Xilinx is the market leader. I mean, if you look at how their business has grown over the last few years, their market share has continued to grow. I think both companies are executing really well.

So you ask why now? I mean, why now is actually — we feel very good about our base businesses. I think the people look at our businesses, and say, they’re complementary, and they are very complementary from a product and market standpoint. But we have sort of important intersections around the data center focus, and then also around the technology sort of strategy, right?

I mean, we’re both leading-edge technology users. We both are partnered with TSMC. We both have really leaned into this modular design environment and Xilinx is a leader in some of that — some of the 2.5D, 3D integration. We’re both invested in software and open source. So there are a lot of synergies that are sort of under the covers that we see, and we see very strongly. And I think you’ll see, as road maps execute.

And then the last point I’ll mention is I think our cultures are very, very aligned. And we’re both — Victor and I are both engineers at heart. We love the technology. We have a common vision. I’m really, really happy that he’s joining me on this journey. I think we have a bold vision of what we think we can do for the industry and for our joint companies. And I think that’s what we see as what’s different.

And as you know, Stacy, I mean, I haven’t been big on M&A. We’re not doing M&A for M&A’s sake. I mean this is such a unique opportunity there actually is no better match in the industry for us than Xilinx. Vic, do you want to add some comments?

Victor Peng President & Chief Executive Officer, Xilinx, Inc.

Yes. I think you put it very well, Lisa. I think this is completely different than that transaction. And I guess I’ll just lean into the fact that, as Lisa said, we have very common vision for the transformations that are happening, not only in the data center, but I would say at the edge and even endpoint applications. And I’m super excited about joining back with AMD and with Xilinx team. And I think we really do have very similar cultures, very focused on innovating, very focused on execution and strong teamwork culture for both within the company and also with customers. And I think this is what it’s all about. We’re going to create tremendous value for customers, and I’m really excited to bring some of the underlying technologies that Lisa talked about to the floor, and you’ll see that over time. So — and personally, I’m all in. So we’ll make sure that we integrate well.

Stacy Rasgon Bernstein Research

Yeah. Got it. Thank you guys. Good luck.

Lisa T. Su Advanced Micro Devices, Inc.

Thanks, Stacy.

Victor Peng President & Chief Executive Officer, Xilinx, Inc.

Thank you, Stacy.

Operator

Thanks. Our next question today is coming from Mark Lipacis from Jefferies. Your line is now live.

Mark Lipacis Jefferies

Hi. Thanks for taking my questions, and congratulations on the announcement. I guess, I would like to pick up on Victor’s point about the computing at the edge. It seems like there’s a lot of talk at edge computing. It seems like base stations are a logical place for that to happen, especially as 5G is deployed. And as you think about delivering a joint solution, joint AMD-Xilinx solution, does the architecture of the compute platform at the edge, does it different from — does it differ from the kind of what we think about today as the core data center? And is the value proposition for AMD and Xilinx together, is it particularly advantaged or unique from the other solutions, other kind of architectural that have been proposed out there? That’s the first question. I have a follow-up, too.

Lisa T. Su Advanced Micro Devices, Inc.

Yes. Sure, Mark. So look, we’ll have a very strong portfolio if you look at all of the elements between CPUs, GPUs, the traditional FPGAs as well as the adaptive SoCs that that Xilinx has been investing in. I think that portfolio lends a lot of solution capability when you look at specific workloads. So on the accelerator side, as you know, we’ve been investing on the GPUs with Radeon Instinct and the focus there has been on training and has been on HPC environments. Victor’s focus has actually been quite a bit at the edge. I think we share the idea that a common software environment is so important to try to accelerate the usage of those solutions in the market. And so I think we’ll have sort of a basket of technology that can be used very well from the infrastructure cloud side to the edge and endpoint. I don’t know, Victor, if you’d like to add anything there?

Victor Peng Xilinx, Inc.

Yes, sure. I mean, I think there’s a lot that we can leverage form a technology and architecture perspective, but I think some of the differences are obviously primarily the workload and also there is more evident for meeting more real time kind of responses, low latency. I think the fact that the workloads are different, you want to customized some of those things. That’s were I think the combination of AMD and Xilinx is very powerful, because we can handle lot of the customizations and optimizations and fast real time response. But then because there is some of the really very heavy compute intensive things, there is a lot of great technology out of AMD. And putting the 2 together CMC also with software, really make that powerful solution. And I think that’s what this is about comprehensive power solutions. They tell us the workload whether that’s the edge — even end points and of course, in the cloud.

Mark Lipacis Jefferies

That’s very helpful and insightful. Thank you. The follow-up is, obviously, there’s going to be a level of integration with AMD and Xilinx products together. Can you help us understand to what extent is the integration happen on the hardware side in your kind of vision versus the software? Is it FPGAs and CPUs and GPUs integrated on monolithic dies or with interposers? Or is there — you have an architecture with a — you demonstrate a successful architecture with Infinity fabric and you stitch them together that way, and then you have a software layer also that’s integrating these things? If you can provide any color on that vision, that would be helpful? Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Sure, Mark. Look, I think the days of monolithic integration are probably over. We’ve been on this chiplet methodology because it’s the right thing to do. You get the right compute for the right workloads. Xilinx team is also very advanced and thinking on this area. I think there will be some, let’s call it, opportunities for us to do things on the hardware side.

But I view it more as market-specific optimization as we think about what customers need. And then certainly, on the software environment, we are very focused on doubling down on the software environment because that’s really the key to accelerate adoption. So lots of opportunities for us to bring the portfolios together, but really, I think the opportunity is at the solution level with customers and the important workloads.

Mark Lipacis Jefferies

Very helpful. Thank you.

Operator

Our next question today is coming from Joe Moore from Morgan Stanley. Your line is now live.

Joe Moore

Morgan Stanley

Great. Thank you. On the deal, you talked about $300 million in cost savings 18 months out. Can you talk about where that might come from? And what are the priorities in terms of — I assume you want to keep the sales force intact and things like that. Just how are you going to approach that cost savings?

Lisa T. Su Advanced Micro Devices, Inc.

Yes. Sure, Joe. So the majority of those cost savings are really on just the scale of bringing the two companies together. So if you think about our opportunities on the COGS side as well as some of the public company functions and those kinds of things. Our intent on R&D is, we’ve been growing, and we’re going to continue to grow R&D. I think what it allows us to do is actually there will be some synergy, some things like the robots doing like some of the IPs that are just sort of necessary IPs. But it will allow us to invest more in things like AI and software and so on. So we’re not counting on any major changes at all to either business from the running of the business.

I think the emphasis here is that both companies are executing extremely well, and we’re going to continue to keep that way. And so Victor will continue to run the Xilinx business. And obviously, we have a lot to execute on the AMD side. But these synergies are really more from COGS and just public company type stuff that go on.

Joe Moore Morgan Stanley

Great. Thank you. And then in terms of the business, can you talk about data center GPU? You mentioned HPC opportunities. Can you give us just a short update on cloud gaming and then the timing of CDNA? Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Yes. So you’ll hear more about CDNA later this year. So in the – here in a couple of – in a month or two. As we look at the data center GPU space, I think the cloud opportunities that we have are continuing to ramp, I would say, but the large HPC opportunities really come into play in 2021. So we should see a significant ramp in our data center GPU business in 2021 as some of those wins are publicly announced and will ramp next year.

Joe Moore Morgan Stanley

Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Thank you.

Operator

Thank you. Our next question today is coming from John Pitzer from Credit Suisse. Your line is now live.

John Pitzer Credit Suisse

Yes. Good morning. Congratulations, Lisa and Victor, both on the deal and Lisa on the solid results. My first question is just on the core business and gross margins. And I apologize because I’ve been bouncing around a couple of calls this morning. But Lisa, I’m wondering, how much – there were some news press in the calendar third quarter that perhaps the ramp on the gaming side had incurred some more costs than originally expected.

But I guess, importantly, when you look at gaming as a percent of mix and the fact that Q3 is kind of the first gaming quarter, which just tends to be the lowest gross margin quarter, it strikes me that September should be a gross margin bottom for the overall business. I’m wondering if you could just help me understand if that’s a fair comment and how I should think about improvement in gross margin in gaming over time.

Lisa T. Su Advanced Micro Devices, Inc.

Yes. Sure, John. So certainly, we ramped heavily the console business here in the third quarter. I think we were right at our March guidance. As we go sequentially into the fourth quarter, we see an increase in margins from 44% to 45%. I think there are a couple of aspects there. So we do have the console business growing sequentially. And so that is a bit margin-decretive.

However, we also have our other businesses growing as well that offset that. It is true that the early parts of console ramp are – typically, we’re working through some ramp issues. I would say the ramp is going quite well, and the demand environment is very strong overall, and we continue to work on satisfying all of the demand.

John Pitzer Credit Suisse

That’s helpful. And then going back to the deal, the rationale around both the data center and wireless/wireline is fairly straightforward and obvious. I’d love to get your view kind of on the broader industrial and auto buckets that Xilinx plays in today. Distribution channel, which is not necessarily something that you guys deal with in your core business. And specifically, on the auto side, is there incremental silicon opportunity for core AMD on the auto side with Xilinx?

Lisa T. Su Advanced Micro Devices, Inc.

Yes. Absolutely, John. So clearly, there’s a lot of synergy on the data center and the comm side, as you mentioned. But that core market business, Xilinx’s core market business is a beautiful business. I mean, if you just look at the product life cycles, the customer – the customer diversity and just how those go. So we’re very happy with adding that for the portfolio. I think it adds sort of a different rhythm to the rest of our business and as I said earlier, we’re very cognizant that it’s a different business.

It will continue to run as it runs today. You know, it had some experience in the embedded business before, so we expect that to continue to be a very important driver of the overall financial model that we’re putting together.

Victor Peng Xilinx, Inc.

And if I could add to that you know, I definitely see opportunity for AMD’s products in the auto business. We do a lot there but if you look at the amount of computing that’s being done in domain control, essential units, there’s a lot of need for some very, very powerful computing.

And we handle a lot of the sense of fusion in real-time kind of applications and so I absolutely think that there’s opportunity there and there are, certainly, things of course we learn through the more than two decades of servicing the auto business that we can help have some mutual learning back and forth and how to go to market with and support those customers.

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. Absolutely, Victor, that’s a great point. I think automotive is a long term opportunity for us with the technology that we have.

John Pitzer

Credit Suisse

Helpful guys and congratulations again.

Lisa T. Su Advanced Micro Devices, Inc.

Thanks, John. Operator, we’ll take two more questions, please.

Operator

Certainly. Our next question is coming from Hans Mosesmann from Rosenblatt Securities. Your line is now live.

Hans Mosesmann Rosenblatt Securities

Hey, thanks. Congrats guys. Good stuff here. A question on capacity. Lisa, you mentioned that it got better here in the back half of 2020. But as you look at 2021, the 7-nanometer, and I assume 5-nanometer specifically, it was the end, I suppose, how is that capacity looking like? And then I have a follow-up. Thanks.

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. Thanks, Hans. So, look, our second half has certainly been very strong, and it was stronger than we originally planned. And so – and we’ve worked closely with our suppliers to improve the supply availability. And I would say that, even with that, demand still exceeds supply in certain segments.

As we go into 2021, I think we are planning for success. And so, we’re working very closely across the supply chain to ensure that we have enough wafer capacity as well as back end capacity. And we’re going to continue to work on that. But certainly, there are areas where we would like the supply to be higher, and we’re working on that.

Hans Mosesmann Rosenblatt Securities0

Okay. And that’s for both 7 and 5, just as a general comment, that you’re saying?

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. Yeah, I’m not making a specific technology statement. But other than to say that, we believe we will have the ability to support our strong growth objectives.

Hans Mosesmann Rosenblatt Securities

Okay. That’s helpful. And then a question on the Xilinx part of this deal. They have, as you know, a very good CUDA-like software compiler platform, Vitis. And I believe that AMD would benefit from that. But how do you see that kind of being woven into AMD? And does AMD have something like that in the works? How would that play out? Thanks.

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. No, we’ve both been investing in the software environment to really make our products easier to use. I agree with you. I think Xilinx has a very strong software platform. We’ve also been investing in the ROCm platform for our GPUs. And so, those will be some of the things that we bring together over time.

Victor Peng Xilinx, Inc.

Yeah. On that note, I’d just like to point out, many people may not be aware that we’ve been collaborating on ROCm and some other of the HSA in the past and a lot of the other initiatives that AMD has been driving in sort of the open development environment.

Hans Mosesmann Rosenblatt Securities

Okay. Great. Thanks again.

Lisa T. Su Advanced Micro Devices, Inc.

Thanks, Hans.

Operator

Thank you. Our final question today is coming from Aaron Rakers from Wells Fargo. Your line is now live.

Aaron Rakers Wells Fargo Securities

Yeah. Thanks for taking the question. I have one on the business and then one on the acquisition as well. Just real quickly on the business, as we think about the EESC segment, sort of, guide into this current quarter, I’m just curious if you can help us appreciate how you’re looking at the semi-custom business relative to the EPYC server business and what you’re necessarily seeing in the competitive landscape right now? And then I have a quick follow-up.

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. So I think the – as I mentioned in the prepared remarks, we’re seeing a strong semi-custom environment here in the first year. Usually, Q3 is the peak for us in Semi-Custom. And this year, we’ll see sequential growth into Q4, just given the strong demand environment. But I think that’s a result of, the product space.

I think as — look, when you talk about the competitive environment, I think the competitive environment, I mean, it’s about the same. I mean, I think, it’s — it’s always a competitive environment. But our focus has been on our product strategy and working with our customers.

So I wouldn’t say I’ve seen a change in the dynamic. I think there’s a lot of excitement, in our server business around Milan. And bringing Milan to market, even — ramping that even faster than we, ramped Rome. And so, yeah, that’s where the focus is.

Aaron Rakers Wells Fargo Securities

And then on the acquisition side, I’m just curious of how you see or envision the role of SmartNIC? And how quickly, you see the kind of the portfolios combining with regard to the SmartNIC category, with regard to the Xilinx and then embedding some of the core AMD compute capabilities along with that SmartNIC. I’m just curious on, what you see happening, data center architecture-wise around that evolution?

Lisa T. Su

Advanced Micro Devices, Inc.

Yeah. Look, we — the SmartNIC Technology and just the overall acceleration technology in the data center, we think, is very important. I think Xilinx has made significant investments there. That’s additive to our data center portfolio today.

I think both of us have been very engaged in the top hyperscalers. And we will continue to do that. We also see opportunities over time, in the enterprise segment as well. So I think the relationships that we have across all the top customers can help accelerate, some of that solution development. And that will be a key focus for the combined company.

And if I could add, just maybe getting a little bit deeper, on the technology side. AMD has been leading in core density. And with SmartNIC offloading the cores, it improves the overall throughput and TCO for the data center.

And again, we also both have very high-speed interconnect leadership. So I think it’s really — that is a good example of delivering a better overall solution, for the data center customers.

Operator

Thank you. We’ve reached end of our question-and-answer session. I’d like to turn the floor back over, for any further closing comments.

Ruth Cotter Advanced Micro Devices, Inc.

Thank you.

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. Thank you ...

Ruth Cotter Advanced Micro Devices, Inc.

Yeah. Go ahead.

Lisa T. Su Advanced Micro Devices, Inc.

Yeah. No, I was just going to say, so thanks all for joining today. I know we covered a tremendous amount of material, across our business and the acquisition. We look forward to — really look forward to bringing these two companies together. I think it’s a very special and unique moment for us. And we look forward to talking more about it, as we go forward.

Operator

Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time. And have a wonderful day. We thank you for your participation today.

Exhibit 99.4

AMD | XILINX

# AMD to Acquire Xilinx

## Creating the Industry's High Performance Computing Leader

October 27, 2020

Creating the Industry’s High Performance Computing Leader AMD to Acquire Xilinx October 27, 2020 Exhibit 99.4

  Cautionary Statement The statements in this communication include forward-looking statements concerning AMD, Xilinx, Inc. (Xilinx), the proposed transaction described herein and other matters.  Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations.  Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur.  Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements.  These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing; negative effects of the announcement of the transaction; risks that the businesses will not be integrated successfully or that the combined companies will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on AMD's, Xilinx's or the combined company's relationships with suppliers, customers, employers and regulators; and demand for the combined company's products. A more fulsome discussion of the risks related to the proposed transaction will be included in the joint proxy statement/prospectus. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of AMD’s and Xilinx’s Annual Report on Form 10-K for the fiscal years ended December 28, 2019 and March 28, 2020, respectively, subsequent Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (SEC). While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Neither AMD nor Xilinx assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law. NON-GAAP Financial Measures In this presentation, in addition to GAAP financial results, AMD and Xilinx have provided non-GAAP financial measures including non-GAAP gross margin, non-GAAP operating income, free cash flow and free cash flow margin. AMD and Xilinx are providing these financial measures because they believe this non-GAAP presentation makes it easier for investors to compare AMD’s and Xilinx’s operating results for current and historical periods and also because AMD and Xilinx believe it assists investors in comparing AMD’s and Xilinx’s performance across reporting periods on a consistent basis by excluding items that they do not believe are indicative of their respective core operating performance. The non-GAAP financial measures disclosed in this presentation should be viewed in addition to and not as a substitute for or superior to AMD’s and Xilinx’s reported results prepared in accordance with GAAP and should be read only in conjunction with AMD’s and Xilinx’s Consolidated Financial Statements prepared in accordance with GAAP. These non-GAAP financial measures referenced are reconciled to their most directly comparable GAAP financial measures in the Appendices at the end of this presentation.

  No Offer or Solicitation  This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Additional Information about the Acquisition and Where to Find It  In connection with the proposed transaction, AMD intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AMD and Xilinx and that also will constitute a prospectus of with respect to shares of AMD's common stock to be issued in the transaction (the "joint proxy statement/prospectus"). Each of AMD and Xilinx may also file other relevant documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the joint proxy statement/prospectus or any other document that AMD and Xilinx may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of AMD and Xilinx. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the  joint proxy statement/prospectus (if and when available) and other documents containing important information about AMD, Xilinx and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AMD will be available free of charge on AMD’s website at ir.amd.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@amd.com. Copies of the documents filed with the SEC by Xilinx will be available free of charge on Xilinx’s website at investor.xilinx.com or by contacting Xilinx’s Investor Relations department by phone at 408-879-4784. Participants in the Solicitation  AMD, Xilinx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of AMD, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AMD’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. Information about the directors and executive officers of Xilinx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Xilinx’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction . You may obtain free copies of these documents  using the sources indicated above.

# Our Journey

| Graphics | | Compute | | Solutions | | |
|---|---|---|---|---|---|---|
| Cloud, Console & PC Gaming | Compute and AI | Client Systems | Infrastructure and Cloud | Semi-Custom | Vertical Platforms | Partnerships |

High-Performance Technologies | Ambitious Goals | Focused Execution | Profitable Growth

4 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

Our Journey Ambitious Goals Focused Execution Profitable Growth High-Performance Technologies Graphics Compute Solutions Compute and AI Cloud, Console & PC Gaming Client Systems Infrastructure and Cloud Semi-Custom Vertical Platforms Partnerships

# The Future of
# High Performance Computing

Cloud, Network,
Hyperscale
& Supercomputing

5G & Comms
Infrastructure

AI & Analytics

Adaptable
Intelligent Systems

Gaming, Simulation
& Visualization

Smarter Client
Devices & Edge

## Best Positioned to Build the Intelligent World

5 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

The Future of High Performance Computing Best Positioned to Build the Intelligent World Gaming, Simulation & Visualization AI & Analytics Adaptable Intelligent Systems Cloud, Network, Hyperscale & Supercomputing Smarter Client Devices & Edge 5G & Comms Infrastructure

Enhances AMD’s industry-leading technology portfolio Expands AMD’s rapidly growing data center business Xilinx, a leading provider of adaptive computing solutions, increases AMD’s TAM to $110 billion  Immediately accretive to AMD margins, cash flow and EPS All stock transaction with combined enterprise value of approximately $135 billion  AMD to Acquire Xilinx Creating the Industry’s High Performance Computing Leader

# Complementary Technologies and Platforms

## Graphics

- Cloud, Console & PC Gaming
- Compute and AI

## Compute

- Client Systems
- Infrastructure and Cloud

## Solutions

- Semi-Custom
- Vertical Platforms
- Partnerships

+

## Adaptive Platforms

- 5G
- Data Center
- Automotive
- Broadcast
- Consumer
- A&D
- Industrial
- TME

7 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 | AMD

Complementary Technologies and Platforms Graphics Compute Solutions Compute and AI Cloud, Console & PC Gaming Client Systems Infrastructure and Cloud Semi-Custom Vertical Platforms Partnerships Adaptive Platforms A&D Broadcast TME Consumer Industrial Automotive 5G Data Center

# Xilinx: Best-in-class Franchise

| Sales | Patents | Operating Cash Flow |
|---|---|---|
| $3B | 4,800+ | $1.2B |

**FPGA Market Share** (2019)

Xilinx 54%
Other 14%
Intel 32%

**Revenue Split**
(Fiscal 2020)

FPGA 77%
SOC 23%

LTM: Last Twelve Months

8 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

AMD

Xilinx: Best-in-class Franchise Sales $3B Operating Cash Flow $1.2B Patents 4,800+ Intel 32% Xilinx 54% Other 14% FPGA Market Share (2019) FPGA 77% SOC 23% Revenue Split (Fiscal 2020) Auto, Broadcast, Consumer 16% A&D, Industrial, TME 45% Wired & Wireless 29% Data Center 11% Revenue by Reportable Market (LTM as of 9/26/20) LTM: Last Twelve Months

# Xilinx: Driving Platform Transformation with Adaptive SOCs

ACAP
RFSOC
MPSOC
SOC
FPGA
Software Programmability
Device Category

5G | Data Center | Automotive | Broadcast | Consumer | A&D | Industrial | TME

9 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 | AMD

Xilinx: Driving Platform Transformation with Adaptive SOCs A&D Broadcast TME Consumer Industrial Automotive 5G Data Center ACAP Device Category Software Programmability MPSOC FPGA SOC RFSOC

## Long-term TAMs

# Enormous Opportunity

**Data Center**

$45B TAM

**PCs**

$32B TAM

**Embedded**

$21B TAM

**Gaming**

$12B TAM

## $110B TAM

AMD 2023 Internal Estimates & XILINX FY2025 Estimates

10 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

Enormous Opportunity Long-term TAMs AMD 2023 Internal Estimates & XILINX FY2025 Estimates $110B tam Data Center $45B tam PCs $32B tam Gaming $12B tam Embedded $21B tam

# Greater Scale

AMD
**$6.7B**
2019 Revenue

AMD +Xilinx
**$11.6B**
LTM Revenue
9/26/20

11 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 | AMD

Greater Scale AMD + Xilinx $11.6B LTM Revenue 9/26/20 AMD $6.7B 2019 Revenue

# Complementary Technology Leadership

ZEN 3
AMD
RDNA 2
XILINX
VERSAL

### Multi-Generation Architectures

Industry-leading CPUs, GPUs, FPGAs, and Adaptive SOCs

### Advanced Process & Packaging Technology

Leadership Process, Packaging, Chiplet, Die Stacking and Interconnect Technology

Well-aligned methodology, foundry process and IP

### Data Center Innovation

AI training and inference solutions

AMD
ROCm
XILINX
VITIS

### Software Enablement

12 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 | AMD

Complementary Technology Leadership Open source software co-designed with hardware, and optimized for performance across heterogenous solutions Software Enablement Leadership Process, Packaging, Chiplet, Die Stacking and Interconnect Technology Well-aligned methodology, foundry process and IP Advanced Process & Packaging Technology Industry-leading CPUs, GPUs, FPGAs, and Adaptive SOCs Multi-Generation Architectures CPU, GPU, SmartNIC and computational storage across Cloud, Enterprise, HPC and Edge AI training and inference solutions Data Center Innovation

# R&D Scale to Accelerate Innovation

## Boosting R&D Investment

$1.8B
$0.9B
$2.7B
AMD
Xilinx
Combined

GAAP LTM 9/26/20

## 13K World-Class Engineers

Xilinx
AMD

## Post Close Capabilities

13 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

AMD

AMD R&D Scale to Accelerate Innovation Post Close Capabilities Boosting R&D Investment Combined Xilinx $1.8B $0.9B $2.7B GAAP LTM 9/26/20 13K World-Class Engineers Leadership multi-generational CPU, GPU, FPGA and adaptive SOC roadmaps Best-in-class 2.5/3D die stacking and packaging technology Revolutionary chiplet and interconnect technology Leading AI engines and domain-specific architectures Best-of-breed unified software platform AMD Xilinx

# Innovation from the Data Center to the Edge

ZEN 3

### Leadership x86 CPU

+

XILINX
FPGA Acceleration

### Adaptive Acceleration

+

AMD
CDNA

### CDNA-Optimized Dense Compute

## High Performance Computing Leader

14 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 | AMD

Innovation from the Data Center to the Edge High Performance Computing Leader CDNA-Optimized Dense Compute Leadership x86 CPU Adaptive Acceleration Industry’s best x86 compute engines driving leadership from Enterprise to Cloud to HPC High-performance engine for HPC, Artificial Intelligence, Big Data Analytics Leadership FPGAs, accelerators and Adaptive SOCs enabling emerging workload acceleration, from AI to smart networking and software-defined infrastructure

# Strong Product Portfolio

| | | | |
|---|---|---|---|
| **PCs** | Leadership Desktop, Ultrathin and Gaming Notebook Processors |  | AMD RYZEN |
| **Gaming** | Top-to-bottom graphics cards and game consoles based on RDNA Architecture |  | AMD RADEON |
| **Data Center** | AMD EPYC and AMD Radeon Instinct leading the Exascale Era<br>Fully programmable heterogenous compute platforms |  | AMD EPYC, AMD RADEON INSTINCT, VIRTEX, SOLARFLARE, XILINX ALVEO, XILINX VERSAL, KINTEX, ZYNQ |
| **Comms** | FPGAs and Adaptive SOCs for system optimization with scalable processor integration |  | AMD EPYC EMBEDDED, VIRTEX, KINTEX, XILINX VERSAL, ZYNQ RFSOC, ZYNQ |
| **Embedded** | FPGAs and Adaptive SOCs for system optimization with scalable processor integration |  | AMD RYZEN EMBEDDED, AMD RADEON EMBEDDED, AMD EPYC EMBEDDED, SPARTAN, ARTIX, KINTEX, VIRTEX, XILINX VERSAL, ZYNQ |

15 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

AMD | XILINX

Strong Product Portfolio AMD EPYC and AMD Radeon Instinct leading the Exascale Era Fully programmable heterogenous compute platforms Data Center Leadership Desktop, Ultrathin and Gaming Notebook Processors PCs Top-to-bottom graphics cards and game consoles based on RDNA Architecture Gaming FPGAs and Adaptive SOCs for system optimization with scalable processor integration Comms FPGAs and Adaptive SOCs for system optimization with scalable processor integration Embedded RFSOC

# Deep Customer Relationships

| | |
|---|---|
| Compute | acer, ASUS, DELL, Lenovo, hp |
| Gaming | Microsoft, SONY, STADIA, [apple logo] |
| Comms | ERICSSON, SAMSUNG, Telefónica, CISCO, ciena |
| Data Center | aws, 阿里云 aliyun.com, Google, Microsoft Azure, Tencent 腾讯, [bird logo], AtoS, DELL EMC, Hewlett Packard Enterprise, Lenovo, SUPERMICRO |
| Embedded | BAE SYSTEMS, L3HARRIS™, Raytheon, ADVANTEST, cādence, Qualcomm, SYNOPSYS®, TERADYNE, Honeywell, INTUITIVE, Continental, SUBARU |

16 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 | AMD

Deep Customer Relationships Compute Gaming Embedded Comms Data Center

# Significant Revenue Synergy Opportunities

### Data Center

Drive adoption of Xilinx SmartNIC and other acceleration solutions

### Communications Infrastructure

Utilize Xilinx Comms expertise and deep relationships

### Embedded

Leverage broad customer base and distribution platform

Extend AMD CPUs into key embedded segments

17 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

AMD

Significant Revenue Synergy Opportunities Communications Infrastructure Utilize Xilinx Comms expertise and deep relationships Drive adoption of high-performance EPYC processors in wired and wireless infrastructure Take advantage of AMD’s strong relationships and EPYC momentum Drive adoption of Xilinx SmartNIC and other acceleration solutions Leverage broad customer base and distribution platform Extend AMD CPUs into key embedded segments Data Center Embedded

# Enhanced Financial Profile

GAAP LTM as of 9/26/20

| *$B* | AMD | | Xilinx | | Combined |
|---|---|---|---|---|---|
| Revenue | $8.6 | + | $3.0 | › | $11.6 |
| Gross Profit<br>*Margin %* | $3.8<br>*44%* | + | $2.1<br>*69%* | › | $5.9<br>*51%* |
| Operating Income<br>*Margin %* | $1.2<br>*13%* | + | $0.7<br>*24%* | › | $1.9<br>*16%* |
| Cash Provided by Operating Activities | $0.9 | + | $1.2 | › | $2.1 |

## Shareholder Value

18 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 | AMD

$B AMD Xilinx Combined Revenue $8.6 $3.0 $11.6 Gross Profit Margin % $3.8 44% $2.1 69% $5.9 51% Operating Income Margin % $1.2 13% $0.7 24% $1.9 16% Cash Provided by Operating Activities $0.9 $1.2 $2.1 Enhanced Financial Profile GAAP LTM as of 9/26/20 ~20% long-term revenue CAGR Expanding gross margins and profitability $300M COGS and opex synergies within 18 months of closing Accretive before synergies Shareholder Value

# Enhanced Financial Profile

Non-GAAP LTM as of 9/26/20

| *$B* | AMD | | Xilinx | | Combined |
|---|---|---|---|---|---|
| Revenue | $8.6 | + | $3.0 | › | $11.6 |
| Gross Profit<br>*Margin %* | $3.8<br>*45%* | + | $2.1<br>*70%* | › | $5.9<br>*51%* |
| Operating Income<br>*Margin %* | $1.4<br>*16%* | + | $1.0<br>*34%* | › | $2.4<br>*21%* |
| Free Cash Flow<br>*Margin %* | $0.7<br>*8%* | + | $1.1<br>*36%* | › | $1.8<br>*15%* |

## Shareholder Value

19 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

See Appendices for GAAP to Non-GAAP reconciliation

AMD

$B AMD Xilinx Combined Revenue $8.6 $3.0 $11.6 Gross Profit Margin % $3.8 45% $2.1 70% $5.9 51% Operating Income Margin % $1.4 16% $1.0 34% $2.4 21% Free Cash Flow Margin % $0.7 8% $1.1 36% $1.8 15% Enhanced Financial Profile Non-GAAP LTM as of 9/26/20 ~20% long-term revenue CAGR Expanding gross margins and profitability $300M COGS and opex synergies within 18 months of closing Accretive before synergies Shareholder Value See Appendices for GAAP to Non-GAAP reconciliation

# Strong Capital Structure

## Debt and Cash (as of 9/26/20)

Debt
Cash
$0.4B
$1.8B
$1.4B
Net Cash
$2.0B
$3.1B
$1.1B
Net Cash
$2.4B
$4.9B
$2.5B
Net Cash
AMD
Xilinx
Pro Forma

Cash includes cash, cash equivalents and short-term investments

Net cash is cash less debt

20 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

AMD

Strong Capital Structure Debt and Cash (as of 9/26/20) Debt Cash $1.4B Net Cash $1.1B Net Cash $2.5B Net Cash Net cash is cash less debt Cash includes cash, cash equivalents and short-term investments

Transaction Summary Transaction        Consideration All-stock transaction with enterprise value of $35 billion Xilinx stockholders receive 1.7234 shares of AMD common stock for each share of Xilinx stock Pro forma ownership: 74% AMD and 26% Xilinx Financial Impact Expected to be immediately accretive to EPS before synergies Attractive margin expansion and increased operating leverage Strong and diverse free cash flow at close with investment grade profile Management & Governance Dr. Lisa Su as CEO Devinder Kumar as CFO Victor Peng, Xilinx CEO, to join as president responsible for the Xilinx business and strategic growth initiatives At least 2 Xilinx directors to join AMD Board of Directors Approval and Closing Expected to close by calendar YE 2021; AMD and Xilinx shareholder approval required Subject to receipt of regulatory approvals and other customary conditions

High Performance Computing Leader Leadership Technologies and Roadmaps Leading and broadest high performance and adaptive computing product portfolio in the industry Xilinx’s best-in-class FPGA, Adaptive SOCs and software platforms are highly complementary to AMD CPUs and GPUs Complementary focus on leading-edge process technology and packaging technologies Diverse Markets Combines AMD strengths in PC, gaming, data center with Xilinx’s leadership position and established relationships in communications infrastructure, industrial, automotive, aerospace and defense and other key verticals Expands AMD TAM to $110B Continued Industry Leading Growth Industry-leading revenue growth of ~20% CAGR Immediately accretive to margins and EPS Strengthens balance sheet and accelerates free cash flow generation Stronger Together Strong and aligned vision, management teams and cultures focused on innovation, execution and customer collaboration Accelerate high performance and adaptive computing visions Combination creates a premier growth franchise

# The Industry's High Performance Computing Leader

| | | | | |
|---|---|---|---|---|
| Comprehensive Processor Portfolio | Diversified & Growing Markets | Data Center Momentum | Margin Expansion | Immediately Accretive |

23 | AMD STRATEGIC ACQUISITION OF XILINX | OCTOBER 27, 2020 |

Diversified & Growing Markets Data Center Momentum Margin Expansion Comprehensive Processor Portfolio Immediately Accretive The Industry’s High Performance Computing Leader

Appendix (Millions) AMD Xilinx Combined GAAP gross profit $ 3,845 $ 2,048 $ 5,893 GAAP gross margin % 44% 69% 51% Stock-based compensation 6 10 16 Inventory valuation adjustment - 2 2 Amortization of acquisition-related intangibles - 27 27 Non-GAAP gross profit $ 3,851 $ 2,087 $ 5,938 Non-GAAP gross margin % 45% 70% 51% Reconciliation of GAAP to Non-GAAP Gross Profit and Gross Margin (LTM as of September 26, 2020)

Appendix Reconciliation of GAAP Operating Income to Non-GAAP Operating Income (LTM as of September 26, 2020) (Millions) AMD Xilinx Combined GAAP operating income  $      1,147   $        718   $      1,865  GAAP operating margin % 13% 24% 16% Stock-based compensation 252  203  455  Inventory valuation adjustment -    2  2  Amortization of acquisition-related intangibles -    39  39  Acquisition-related costs -    8  8  Restructuring charges -    28  28  Non-GAAP operating income  $      1,399  $ 998  $      2,397  Non-GAAP operating margin % 16% 34% 21%

Appendix (Millions) AMD Xilinx Combined GAAP net cash provided by operating activities $ 959 $ 1,162 $ 2,121 Purchases of property and equipment (262) (97) (359) Free cash flow $ 697 $ 1,065 $ 1,762 Free cash flow margin 8% 36% 15% Reconciliation of GAAP Net Cash Provided by Operating Activities to Free Cash Flow (LTM as of September 26, 2020)